Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF SEQUENTIAL BRANDS GROUP, INC.

Pursuant to Section 242 of the

General Corporation Law of the

State of Delaware

Sequential Brands Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

That, the Board of Directors of the Corporation has duly adopted resolutions setting forth the following amendment to the Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and calling a meeting of the stockholders for consideration of such amendment. The stockholders of the Corporation duly approved said proposed amendments in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED: That Section FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation, be and hereby is amended to add the following as Section FOURTH (G).

G. REVERSE STOCK SPLIT. Effective 12:01 a.m. on July 27, 2020 (the “Effective Time”) each forty shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall automatically be reclassified, combined and converted into one validly issued, fully paid and non-assessable share of Common Stock without any further action by the holder thereof, subject to the treatment of fractional share interests as described below (such reclassification, recombination and conversion of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.01 per share.

No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

Executed in the City of New York, State of New York, on July 23, 2020.

SEQUENTIAL BRANDS GROUP, INC.

By:	/s/ David Conn
Name: David Conn
Title: Chief Executive Officer and Director